Investor Highlights

  Exploration success over last 18 months at Keno Hill, historically one of the world’s highest-grade silver districts
  Identification and focused diamond drilling of two near-term potential silver production opportunities in the Bellekeno and Onek areas of the Keno Hill district
  Growing environmental services business exceeded cash flow expectations for 2007, with additional expansion planned for 2008
  Business model generates cash flow through environmental consulting and remediation services, and provides upside potential through exploration and/or property development
  Highly experienced and successful management team and Board of Directors
  Market capitalization and share price growth of 115% and 78%, respectively, during fiscal 2007
  As at September 30, 2007:
  – 34.3 million shares outstanding
  – 34% of stock held by management and major shareholders, individuals that strongly support Alexco’s business model
  – Debt free
  – Cash: C$16.4 million

Alexco Resource Corp. is a precious metals exploration company with a silver focus and a growing environmental services business.

The Company completed an initial public offering on the TSX in January 2006, was listed on AMEX in September 2007 and has achieved exceptional growth since its inception in 2005. Alexco’s experienced team and unique business model has created shareholder returns of nearly 200% in less than two years. Among its business pursuits, Alexco conducts exploration programs at mature, abandoned or orphaned mine sites with the objective of unlocking value, with NovaGold Resources Inc. providing its leading-edge exploration services to the Company. Alexco and its wholly-owned subsidiaries also provide mine-related environmental, remediation and closure services to both government and industry clients. With exposure to rising metals prices on one side and high demand for its environmental and reclamation services on the other, Alexco has rapidly established itself as a prosperous company in Canada’s booming mining industry.

ALEXCO RESOURCE CORP.
Managing Risk
Unlocking Value

Alexco Resource Corp. Accomplishments & Objectives

Successful reclamation at Brewery Creek mine

OVERVIEW

In March 2005, Alexco Resource Corp. recognized an opportunity to fill a niche market in the mining industry.

The industry was hit hard when metals prices plummeted in the 1990s. Many companies were forced into bankruptcy, abandoning their mining operations and leaving behind both environmental damage and unexploited resources. Also left were bonds paid to Federal and Provincial governments to guarantee closure and environmental remediation of mine sites.

Alexco recognized a two-fold opportunity at these abandoned mine sites: fulfilling much-needed closure and environmental reclamation work on a for-profit basis, and exploring the potential for rejuvenation of mining opportunities with higher metals prices and new technology. With the support of internationally recognized mining and financial firms, Alexco was formed as a private company to take advantage of these opportunities. Alexco’s business model, encompassing both exploration and for-profit mine reclamation, environmental remediation and mine permitting services, gives the Company access to resource opportunities where few other companies can compete.

To further solidify its place in the market, Alexco completed an IPO on the TSX “big board” in January 2006, and in June 2006 acquired Access Consulting Group, a privately owned mid-tier environmental consulting firm headquartered in Whitehorse, Yukon. The addition of Access Consulting Group allowed Alexco to strengthen and broaden its client service expertise in the environmental, permitting, regulatory and reclamation disciplines while adding highly qualified and successful industry leaders to its senior management team.

In 2007, Alexco purchased a number of patents to add to its existing environmental remediation technologies. Alexco’s technologies and patents have made the Company an industry leader for mine reclamation, successfully treating numerous sites and locations and unlocking property value previously restrained by environmental liability.

CORPORATE STRATEGY

Alexco’s corporate strategy is to systematically grow shareholder value. To accomplish this, the Company aims to identify and enhance value at its primary exploration properties, leverage the Company’s exposure to silver and continue to develop and improve profitability from its services business. Using expertise from its mine site remediation business, Alexco has positioned itself to take advantage of opportunities in the resource industry by targeting and, if appropriate, acquiring properties with manageable remediation and regulatory risk that also host considerable exploration and property development potential. Alexco strives to be the top contender in this field, and will continue to forge business alliances to ensure the Company remains a technical and competitive leader.

Alexco’s operating strategy includes a commitment to employee health and safety, a commitment to restoring and sustaining the environment in which it works and an assurance of social responsibility to its First Nations partners and the communities in which it operates. Only by operating to the highest ethical standards and fulfilling its social and environmental responsibilities can Alexco strategically position itself to expand its client base and acquire new opportunities on a preferred supplier basis.

Alexco’s financial strategy is to maintain a strong balance sheet and capital structure, focus on cost controls and grow the Company’s cash-generating services business while continually focusing on maximizing shareholder value.

2007 ACCOMPLISHMENTS	2008 OBJECTIVES

Corporate
• Position Alexco for transition from integrated junior
• Expanded services business with acquisition of	explorer and industry service provider to domestic
consulting and technology disciplines, established	metals producer with stand-alone, value-adding
offices in Whitehorse and Denver, expanded client	services business
base to Northwest Territories
• Complete a prefeasibility study at Bellekeno and
• Increased revenues from services business nearly	Onek and progress rapidly toward production
eight fold to more than $4 million	decision

• Expanded staffing and executive levels in balance	• Obtain care and maintenance water license for
with business growth	Keno Hill to achieve final closing of property
ownership
• Strengthened Board of Directors
• Develop and implement larger integrated business
• Raised $24.8 million with minimal dilution	arrangement with First Nation of Na-cho Nyak Dun

• Maintained strong balance sheet with no	• Access capital markets to fund ongoing exploration
financial debt	and development at Keno Hill while minimizing
dilution
• Achieved listing on AMEX
• Increase services business revenues by 25% while
• Increased institutional ownership to	maintaining a competitive margin
approximately 16%
• Establish “Alexco Services” brand in the United
• Increased market capitalization of Company by	States and Canada, and operate the services
115% to more than $180 million	business on a stand-alone, cash self sufficient
basis
• Achieved 78% growth in shareholder value
• Expand reach of business with accretive project
Keno Hill	and property growth or acquisition

• Identified potentially economic silver and silver-	• Expand specialized staffing levels to meet and
equivalent resources in the Bellekeno and Onek	exceed project and client/investor demand
areas of the Keno Hill district
• Further expand institutional ownership
• Completed approximately 22,000 meter drilling
program with exceptional results	• Increase analyst coverage of Alexco operations

• Consolidated and expanded property position and	• Maintain strong financial position with no debt
exploration potential at Keno Hill

• Signed Memorandum of Understanding with First
Nation of Na-cho Nyak Dun and initiated flow of
benefits

• Continued care and maintenance responsibilities
at Keno Hill and significantly improved water
treatment systems through contract with Yukon
Government

• Obtained positive regulatory screening on care and
maintenance water license application for future
care and maintenance activities at Keno Hill

Alexco ResourceCorp. President’s Message

PRESIDENT'S MESSAGE

The rapid growth of Alexco is certainly a hallmark of our Company over the last year. Barely a year ago we were a Company with a small number of employees, some big ideas and a lot of technical and geological help from NovaGold Resources, which remains our largest and most important shareholder. Over the course of a year, Alexco has grown its environmental services business eight fold, identified a significant silver resource at its large Keno Hill project and increased its market capitalization by more than 115% while maintaining a strong, debt-free balance sheet. Indeed, the Company continues to expand its outstanding abilities as a skilled and successful operator in the field of mineral exploration, while generating a steadily increasing cash flow stream from its mine-related environmental remediation and permitting services business.

The Keno Hill silver district in Canada’s Yukon Territory is perfectly suited to Alexco’s business model of managing risk and unlocking value at mature, orphaned or abandoned mine sites and mining districts. Accomplishments in 2007 in both the exploration and environmental aspects of our business have been unprecedented, particularly at Keno Hill, which is a relatively underexplored silver district. In my view we are just beginning to unlock value in this important silver district, and I am confident that with continued investment in and application of contemporary exploration and environmental science we will achieve even more rapid progress and success than experienced to date.

Keno Hill is an immense silver district of which Alexco controls more than 230 square kilometers. We are committed to a significant and sustained investment in exploration, to both define known mineralization that has potential for production in the near term and to discover new deposits in this historically productive area. To date we have drilled over 33,000 meters and invested over $25 million in exploration of the Keno Hill district.

Our exploration drilling has been directed from the “big picture” toward specific targets and new discoveries, such as Lucky Queen South and Silver King East, while resource drilling has been focused from discovery holes outward to a resource limit, such as the program underway at Bellekeno, Onek and Husky Southwest.

While Alexco has met with success on both the exploration and resource definition fronts, we are most proud of our progress in the historical mine areas of Bellekeno and the adjacent Onek mine, where we are rapidly outlining a silver and silver-equivalent resource with the potential to move quickly toward a production decision. At Bellekeno we have drilled 36 holes in three juxtaposed mineralized zones that have been traced for 1,000 meters along strike and up to 250 meters down plunge, and range in thickness from 1.5 to more than 13 meters. Silver grades in these zones range from approximately 30 to 40 ounces per ton (“oz/t”) silver in the Southwest Zone, which is a lead-dominated sulfide zone, to 10 to 20 oz/t silver in the East Zone, which is a zinc-dominated sulfide system.

Alexco is advancing toward a primary silver production decision at Keno Hill. In an industry dominated by large miners producing silver as a by product of either base metal or gold production, only about 25% of annual global silver production is derived from primary silver mines, placing Alexco in a group with good exposure to rising silver markets. Silver has outperformed gold as an investment since 2003, when the silver bull market began. From a gold-to-silver price ratio of approximately 80:1 prior to 2003, silver currently trades in a range of approximately 50 to 60:1. Some predict this range will continue to narrow as silver is increasingly recognized as both an industrial metal with expanding application and an investment vehicle for those trying to insulate themselves from currency and inflationary pressures. Alexco’s management is certainly bullish on silver, and expects the trend of rising silver prices to continue.

While busy advancing silver targets through our exploration program at Keno Hill, Alexco has also achieved success in its services business. Revenues from the services business, now in its second full year of operation, increased eight fold to more than $4 million while margins were maintained at approximately 28%. To help meet growing demand in this sector, Alexco acquired proprietary environmental remediation technologies and related professionals in the United States and expanded its office locations from Vancouver, British Columbia and Whitehorse, Yukon into Denver, Colorado. Alexco also increased its presence in the Northwest Territories with continuing work in support of the expanding resource industry.

While I am happy with the achievements of Alexco in terms of exploration progress and expansion of its services business, I am not comfortable with our record with the First Nation of Na-cho Nyak Dun (“FNNND”) on whose traditional territory the Keno Hill district is located. Despite having signed a Memorandum of Understanding in March of this year and initiating the flow of benefits to FNNND, Alexco suffered a setback in

August when FNNND announced that they were withdrawing from talks with the Governments of the Yukon and Canada in matters related to permitting and environmental planning at Keno Hill. Although the basis of the announcement by FNNND was frustration with their government relationships and not with Alexco, it nevertheless had a severe impact on our share price. Subsequent discussions with all parties have settled this issue on an interim basis while we embark on a more comprehensive and inclusive series of initiatives to ensure that mutually beneficial arrangements are established for the long term.

Alexco’s primary objective in 2008 is to continue to expand the Company and shareholder value. To help achieve this, it is my goal to reposition the Company from an integrated junior explorer and service provider to a company on the road to becoming a domestic silver producer with a stand-alone, value-adding services business. Milestones to achieve this goal include completing the appropriate technical and economic studies at the Bellekeno and Onek projects at Keno Hill such that a production decision can be made for both deposits in 2008 or early 2009. We will also work to expand our services business revenue by a further 25% while maintaining a strong balance sheet with no debt.

Given the successes of 2007, I am confident we will achieve our goals in 2008, and more. The achievements of 2007 are the result of an exceptional team of employees and investors working together to unlock value in every task or project we undertake. Alexco’s values of employee safety, environmental excellence and community commitment are nowhere better exemplified than through the achievements of our employees, who continue to excel in all aspects of our business.

With the growth of the business we must also build our senior management team, and in October transitioned our CFO function from Elaine Sanders, who also holds the position of VP Finance with NovaGold, to David Whittle, who will focus his attention on the financial and strategic aspects of our business. We want to thank Elaine for her contributions and tireless achievements in helping get the Company “off the ground,” and wish her the very best in her continuing career in the NovaGold executive group.

Finally, I want to thank you, the shareholder, for your continued support and interest in our growing enterprise. I look forward to reporting back to you next year with great results from all areas of the Company.

Clynton R. Nauman

President, Chief Executive Officer & Director
Alexco Resource Corp.
October 24, 2007

Alexco Resource Corp. Exploration Strategy

Drill rig at Bellekeno

EXPLORATION STRATEGY

Alexco’s management team seeks to establish interests in orphaned or abandoned mineral properties that have value upside. While generating income through environmental remediation and reclamation services at the properties, Alexco’s exploration team analyzes historical exploration data and identifies targets that may contain economic mineralization. While not all properties show potential to rejuvenate resource production, value may be evident through industrial applications such as providing a source of aggregate or landfill, as well as through opportunities to reclaim the land and realize value through disposition of real estate.

Alexco has forged an alliance with NovaGold Resources Inc., arguably the most successful explorer in North America today, to manage and execute its exploration programs using NovaGold’s team of premier exploration geologists, geophysicists and support staff. NovaGold is a strong supporter of Alexco’s business model, holding a 19% equity interest in the Company. Through the partnership with NovaGold, Alexco has been able to jump start and rapidly expand its exploration work without the risks and delays associated with building a successful exploration team in today’s highly competitive mining job market.

Most of Alexco’s exploration properties are located in Yukon Territory, a jurisdiction that supports and encourages mining projects and investments. The Company’s principal exploration properties, comprising Keno Hill, McQuesten and Brewery Creek, are at an advanced exploration stage with historical or potential resources based on existing drilling. Future work at these properties will focus on consolidation of Alexco’s property positions and expanding and verifying the known resources, particularly at Keno Hill.

The Company also maintains a small portfolio of earlier grassroots gold exploration properties in Yukon Territory, including the Klondike, Harlan and Sprogge properties. Alexco plans to further evaluate these projects and complete both comprehensive historical data compilations and initial exploration targeting to further assess the risk/reward potential inherent in these projects. In addition, Alexco holds interests in the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties in British Columbia. Alexco’s corporate strategy is to minimize risk on earlier-stage exploration projects by creating joint venture or other risk-sharing partnerships with successful junior and senior mining companies.

Alexco expanded to the United States in 2007, establishing an office in Denver, Colorado and entering into management contracts that will provide Alexco with access to projects in the United States.

KENO HILL

Historically one of the world’s highest-grade silver districts, Keno Hill is Alexco’s flagship property. The Keno Hill mining district is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City, and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun. The district comprises approximately 23,350 hectares (233.5 square kilometers) of mining leases, quartz claims and crown grants and has numerous mineral occurrences, deposits and prospects, including 35 mines with a history of production.

The Yukon Government’s published Minfile database states that between 1913 and 1989 the Keno Hill district produced more than 217 million ounces of silver (5.37 million tons) with average grades of 40.52 ounces per ton (“oz/t”) silver, 5.62% lead and 3.14% zinc, making it the second-largest historical silver producer in Canada. Metals prices fell and environmental standards increased in the 1980s and United Keno Hill Mines Limited was forced into bankruptcy, closing the mines in 1989. Forced into government receivership and burdened by environmental liabilities, the property sat abandoned, though significant resources remained at grades far in excess of most of the world’s primary silver producers. The historical producing grades would rank Keno Hill in the top 3% of today’s global silver producers.

In June 2005, Alexco was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited (collectively “UKHM”) by a court appointed interim receiver and receiver-manager of UKHM. In February 2006, following negotiation of a Subsidiary Agreement among Alexco, the Government of Canada and the Government of Yukon, the Supreme Court of Yukon approved the purchase of the assets of UKHM by Alexco through its wholly-owned subsidiary, Elsa Reclamation & Development Company Ltd. (“ERDC”).

Interim closing of the Keno Hill transaction was completed on April 18, 2006, and an agreement governing management and future reclamation of the Keno Hill district was signed. Under the Keno Hill Subsidiary Agreement, ERDC is indemnified against all historical liability, has property access for exploration and future development and is not required to post security against pre-existing liabilities. ERDC will be reimbursed for its future environmental reclamation activities—estimated at more than $50 million—while itself contributing $10 million to cleanup of the Keno Hill district. ERDC has also been awarded a contract with the Yukon Government for ongoing environmental care and maintenance of the site, and is actively conducting a baseline environmental assessment and site characterization program for use in preparing a reclamation and closure plan for the historical liabilities.

To finalize the Keno Hill acquisition, ERDC has applied for a water license that should be granted in late 2007. Upon receipt of the license, ERDC will have free and clear title to surface and subsurface claims, leases, freehold land, buildings and equipment at Keno Hill.

In anticipation of receiving the water license, Alexco initiated a district-wide exploration program. During 2006 and early 2007, well over 100 GB of historical maps were scanned along with more than 2 GB of data to make historical drilling results available in a digital format. A diamond drilling program aggregating 11,500 meters was completed during the latter half of 2006 and an additional 22,000 meters has been drilled year-to-date in 2007. This program has focused on confirming historical resources and expansion of past producing mineralized zones, as well as new exploration targets. An extensive airborne geophysical survey was conducted concurrent with the drilling. With data from both programs, a number of new geological concepts were formed and used as the basis for the ongoing 2007 exploration program.

FIRST NATIONS PARTNERSHIP

In March 2007, Alexco entered into a Memorandum of Understanding with the First Nation of Na-cho Nyak Dun (“FNNND”) that provided FNNDD with opportunities in terms of employment, preferential contract positioning, training and other benefits, while FNNND provided support for Alexco’s ongoing activities at Keno Hill.

In September 2007, Alexco and FNNND entered into a separate Negotiation Agreement relating to Alexco’s current and future activities on and around the former UKHM property. The Negotiation Agreement provides for the negotiation and settlement of two further agreements between Alexco and FNNND. The first of these is an agreement specifically concerning the care and maintenance and long-term remediation and closure of the district (measured in decades), as well as exploration activities currently undertaken by Alexco. The second proposed agreement would be a Mining Impact Benefit Agreement to be concluded if Alexco determines, as a result of its exploration activities, that any portion of the large Keno Hill property should be developed into a mine operation. Under the initial Negotiation Agreement, Alexco will provide funding to FNNND for future negotiation expenses and will also assist in retaining and building capacity to ensure that FNNND has the tools to properly evaluate environmental and remediation technologies and future plans at Keno Hill.

The Negotiation Agreement provides for collaboration by Alexco and FNNND as well as support in principle by FNNND in relation to current activities at the property. It contemplates that Alexco and FNNND will work collaboratively in good faith with one another to facilitate and ensure the meaningful participation of FNNND in regulatory processes concerning the Keno Hill project.

Future agreements will crystallize the social and environmental responsibilities of Alexco and FNNND, and will ensure participation of FNNND in all aspects of care and maintenance, reclamation, exploration and redevelopment of the Keno Hill property. The agreements, if completed, will provide for jobs, business and contracting opportunities for FNNND members. Scholarships and direct employment-related training will ensure a pool of qualified employees among FNNND. Alexco has made significant progress recruiting employees from the nearby communities to assist with exploration, reclamation and care and maintenance tasks, with approximately 40% of Keno Hill employees joining Alexco from the communities of Mayo, Keno City and Stewart Crossing during the 2007 season.

Alexco is committed, in both its current operations and planning for future operations, to the remediation and maintenance of the environmental quality in FNNND traditional territory, and the inclusion of and provision for FNNND interests. Through open communication, Alexco and FNNND will continue to foster a relationship based on mutual understanding, support and respect.

NEW TECHNOLOGY,  NEW OPPORTUNITIES

The history of the Keno Hill property has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons.

New technologies and unprecedented metals prices have created exceptional opportunities for Alexco in the Keno Hill district. With an extraordinary wealth of historical geological and engineering data at its fingertips, Alexco’s team has identified both new targets and remaining resources at previously mined areas. New mining technology, including ground support methods, backfill technology and advanced equipment, will allow Alexco to continue to conduct extensive drill programs with the confidence that discoveries can potentially be moved to the ore extraction phase without many of the problems faced by past operators.

EXPLORATION PROGRAM

An exceptional exploration opportunity exists in the Keno Hill Silver District, which occupies an area of more than 230 square kilometers. More than 20 of the 35 past producing mines in the district remain to be evaluated through data compilation, review and diamond drill testing. Similarly, less than 5% of the potentially productive terrain in the district has been tested, even though more than 33,000 meters of drilling has been successfully completed to date. At the Bellekeno mine alone, remaining historical resources (not National Instrument 43-101 compliant) are estimated at almost 300,000 tons containing 17.7 million silver-equivalent ounces.

The 2007 exploration program at Keno Hill included diamond drilling, regional geological mapping and compilation work, and widespread geophysical and geochemical programs. With four drill rigs on site, the program focused on continued district-wide exploration as well as resource definition. The planned drilling program was concentrated at the Bellekeno, Onek, Silver King and Husky Southwest historical mine areas, with some exploratory drilling at outlying targets such as Lucky Queen, Townsite and other sites.

The 2007 Keno Hill exploration program yielded some extraordinary results. At the site of the historical Bellekeno mine, Alexco’s exploration team intersected high-grade zinc/silver/lead mineralization in many drill holes, including extending the Bellekeno East Zone approximately 250 meters down plunge, as defined by historical drilling. This East Zone remains open along strike and down plunge. Highlights include a hole intersecting 33.41% zinc, 452 grams per tonne (“g/t”) silver, 0.662 g/t gold and 3.15% lead (80.6 oz/t silver equivalent) over 3.25 meters, with another intersecting 43.4% zinc, 79 g/t silver, 0.818 g/t gold and 0.22% lead over 1.2 meters. Perhaps more important is the discovery of significant thicknesses of high-grade silver in the Southwest Zone, approximately 1,000 meters along strike from the East Zone. In what are some of the best results ever published from Keno Hill, 3.3 kilograms per tonne (“kg/t”) silver (95.7 oz/t), 0.718 g/t gold, 59.7% lead and 5.7% zinc was intersected over 10 meters within a broader 14-meter zone grading 2.3 kg/t silver (68.6 oz/t) and 133.2 oz/t silver equivalent. It appears that the Bellekeno deposit will consist of three mineralized zones—the Southwest, 99 and East Zones—with lead-dominated silver mineralization averaging 30 to 40 oz/t silver in the Southwest and 99 Zones, and zinc-dominated silver mineralization averaging 10 to 20 oz/t silver in the East Zone.

SRK Consulting has been retained to undertake a National Instrument 43-101 compliant resource estimate for the past producing Bellekeno mine. The initial resource estimate is expected in late 2007, to be followed immediately with updates to include late season results. The completed resource estimate will support and guide underground exploration in 2008.

Initial drilling at the Onek site, located approximately 1.5 kilometers north of Bellekeno, tested a strike length of approximately 100 meters of the Onek mineralization system, which has a known strike length of 300 meters.

Three holes intersected significant intervals of very high-grade zinc-silver mineralization approximately 70 meters down plunge of known mineralization, as defined by historical underground development. One hole intersected 6 meters grading 85.4 g/t silver, 0.85 g/t gold, 0.54% lead and 29.5% zinc, with another returning 166.5 g/t silver, 0.34 g/t gold, 0.54% lead and 26.9% zinc over 1.3 meters. Mineralization remains open at depth and along strike, lending the possibility of Onek being an additional zinc-rich feed source in any future mine development decision at the nearby Bellekeno mine. UKHM’s historical records at Onek indicate past production totaling 93,712 tons of ore averaging 13.77 oz/t silver, 5.54% lead and 3.43% zinc.

Results were also encouraging at the Silver King/Silver King East site, with hints of a significant silver-dominated, gold-bearing vein and stockwork mineralized system. Nine holes were completed and confirmed that very high-grade silver mineralization continues well beyond the historical mining areas. One hole interested 10,500 g/t silver, 2.15 g/t gold, 6.61% lead and 0.72% zinc over 0.8 meters, with another showing 1,800 g/t silver, 0.31 g/t gold, 3.95% lead and 2.5% zinc over 1.9 meters.

Drilling in the Husky Southwest Zone demonstrated good silver grades and extended the historical zone 100 meters down dip. One hole returned a 2.1 -meter interval grading 1,586 g/t silver, 0.96 g/t gold, 5.5% lead and 0.04% zinc, with another intersecting 1,040 g/t silver, 0.74 g/t gold, 11% lead and 0.02% zinc over 0.41 meters.

Finally, drilling at the historical Lucky Queen site delivered spectacular results with the intersection of a 1.12 -meter interval containing 507 oz/t silver with 6.37% lead and 1.36% zinc approximately 170 meters south of prior (2006) drilling, rendering this area a priority for further work in 2008.

Examining the potential at Keno Hill is Alexco’s primary exploration goal for the remainder of 2007 and 2008. The Company has made a decision to continue to evaluate the Bellekeno mineralization from underground in 2008, and has therefore initiated the work necessary to re-open the historical Bellekeno underground workings and build new accesses and platforms from which exploration and delineation drilling can be conducted. Similarly, at the adjacent Onek property, exploration work will continue from the surface to delineate a shallow zinc-rich silver resource with the aim of evaluating its value as supplementary feed to any mining operation established at Bellekeno. Most of the work at Bellekeno and Onek will be completed in 2008, allowing the Company to complete the necessary technical and economic analyses required to make development decisions at both of these historical mines. Assuming appropriate regulatory authorizations and permits are obtained in a timely manner, these promising resources could be moved to production relatively quickly in 2009.

OTHER PROPERTIES

In addition to Keno Hill, Alexco holds interests in the Brewery Creek, McQuesten, Sprogge, Harlan and Klondike gold properties located in Yukon Territory, and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties located in British Columbia. In the coming year, Alexco expects to incorporate McQuesten into the larger and adjacent Keno Hill property.

As a general rule, Alexco has elected not to participate at grassroots exploration projects unless such opportunities require environmental remediation or care and maintenance services from which the Company can profit. As such, the Company anticipates seeking joint venture partners for its residual properties, including its interests in the Harlan and Brewery Creek properties.

Alexco Resource Corp. Reclamation, Closure & Environmental Services

Headframe and historical ore cars at Husky

RECLAMATION, CLOSURE & ENVIRONMENTAL SERVICES

Reclamation and closure services, environmental management and obtaining regulatory authorizations are a key component of Alexco’s business model. Indeed, preparation, permitting, and physical implementation and execution of mine reclamation and closure plans is a core skill of the Company. Alexco’s expertise in environmental and technical management allows the Company to better manage risk at remediation and development projects, and provides a competitive advantage for property and business development opportunities that fit the Company’s business model. The Company provides a number of environmental and technical support services to the mining industry, with clients ranging from junior exploration and development companies to major global mining firms.

Alexco’s environmental services business functions for all intents and purposes as a separate stand-alone unit. Elsa Reclamation and Development Company and the Access Consulting Group are positioned to continue to provide a cash stream to Alexco while focusing on expanding services to other clients in the north. Expansion of services to the Northwest Territories has added to Alexco’s revenue stream, while establishment of offices and accounts from Denver, Colorado has extended the Company’s reach to United States markets.

Alexco will continue to expand its environmental services business in 2008 by organically growing existing business and securing new consulting projects. Access Consulting Group continues to provide environmental services to government and industry clients throughout the Yukon, where resource activity is growing more quickly (as measured by investment in the resource sector) than in any other jurisdiction in Canada. Similarly, the Company expects its environmental services activities will continue to expand in the Northwest Territories in 2008 as a result of recent increases in staff with environmental, permitting and management expertise.

PERMITTING & REGULATORY MANAGEMENT

Alexco’s team of professionals provides permitting and regulatory management services to clients across a number of sectors, including mining and oil and gas. Access Consulting Group and Alexco have demonstrated success in permitting development projects in the north and have become synonymous with effective integration of permitting, consultation and regulatory management. Services provided include obtaining a wide variety of regulatory authorizations, from water and production licenses to fisheries and operating permits. In addition,

Alexco’s team provides First Nations liaison and consultation, as well as regulatory management services.

ENVIRONMENTAL CONSULTING SERVICES

Alexco provides a broad range of environmental consulting services to clients in all sectors, including mining, oil and gas, transportation, government and First Nations. The Company’s services run from extensive and intensive environmental impact and risk assessments to baseline environmental studies, environmental training and strategic planning from the environmental perspective. Alexco’s team has also completed numerous land management and evaluation projects for both industry and government.

Alexco Resource Corp. Reclamation, Closure & Environmental Services

MINE RELAMATION & CLOSURE PLANNING AND EXECUTION

Alexco has demonstrated its ability to unlock value in the field of mine reclamation and closure through innovative and value-added services, including marketing of residual assets, dismantling process plants and construction and commissioning of these facilities at other operations. Alexco is unique in the mine reclamation and closure business for providing the full cycle of closure services, including technical closure studies, plan development, permitting, regulatory management, execution and long-term monitoring.

Alexco is continuing as a contractor for the Yukon Government to provide environmental care and maintenance for the Keno Hill property. Approximately 35% of the Company’s revenues in 2007 were generated from the care and maintenance services provided on the Keno Hill property. Additional projects at Keno Hill in 2007 included capital improvement projects related to water treatment facilities, physical hazards reduction, wire cleanup and closure planning studies.

The Company’s senior management team has been recognized for its award-winning reclamation and closure performance at the Brewery Creek mine, which received the Department of Indian Affairs and Northern Development Robert E. Leckie Award for Outstanding Reclamation Practices in both 1999 and 2002. In 2003, industry and government representatives praised the work completed at Brewery Creek for leadership and innovation in mine reclamation technology.

ENVIRONMENTAL REMEDIATION TECHNOLOGIES

Alexco owns six patents and has additional patents allowed and pending that have application in the environmental remediation business. Alexco’s technologies and patents provide in-situ encapsulation technologies whereby soluble toxic materials (e.g., arsenic, zinc, selenium) are geochemically encapsulated by more benign materials within the groundwater aquifer or within or downgradient of sources of contamination, such as a pit lake, tailings impoundment, heap leach pad or waste storage area.

As the industry leader for pit lake and underground mine pool treatment, Alexco’s management and technologies have successfully treated billion-gallon pit lakes for contaminants including selenium, copper, zinc, uranium and nitrate. Alexco’s technologies have been successfully applied at numerous sites and locations, demonstrating successful remediation for contaminants while unlocking property value and development opportunity that was previously restrained by environmental liability.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements”. These forward-looking statements are made as of the date of this report, and the Company does not intend and does not assume any obligation to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining government approvals or financing or in the completion of development activities.

CAUTIONARY NOTE CONCERNING RESOURCES ESTIMATES

This annual report uses the term “resources” and “historical resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of historical resources will ever be converted into reserves. Further, historical resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the historical resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the historical resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available. Estimated remaining resources for the Bellekeno deposit is such a historical estimate. The historical resource estimate for the Bellekeno deposit is based on determinations made by the previous mine owner’s staff in March 1997, adjusted by the Company only to determine silver equivalent based on contemporary metal prices as described below. Although believed by Alexco management to be relevant and reliable, this historical resource pre-dates NI 43-101 and is not compliant with NI 43-101 resource categories.

Unless otherwise noted, silver-equivalent amounts have been calculated based on metal prices of US$525/oz gold, US$8.00/oz silver, US$0.45/lb lead and US$0.75/lb zinc, with metallurgical recoveries not considered.

Alexco Resource Corp. Senior Management and Board of Directors

SENIOR MANAGEMENT

Clynton R. Nauman
Position: President and Chief Executive Officer

Mr. Nauman brings over 35 years of diversified experience in the mineral industry, ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors. Mr. Nauman is also currently the CEO of Asset Liability Management Group, and was General Manager of Kennecott Minerals from 1993–1998 and the President and CEO of Viceroy Resource Corporation from 1998–2002. Mr. Nauman holds a B.Sc. in geology.

Brad A. Thrall
Position: Chief Operating Officer

Mr. Thrall brings over 20 years of experience and accomplishments in operations management, environmental management, technical services and mine-closure planning and execution. Mr. Thrall is also currently the President of Asset Liability Management Group, and was Manager of Technical Services for Viceroy Resource Corporation from 1998–2002, as well as the General Manager of Viceroy’s Brewery Creek Mine. Mr. Thrall holds a B.Sc. in Metallurgical Engineering from South Dakota School of Mines and Technology, and an M.BA. from the University of Colorado.

David E. Whittle
Position: Chief Financial Officer

Mr. Whittle is a Canadian qualified Chartered Accountant with over 14 years of senior management experience in the mining industry and 20 years of experience in the management, financing, accounting and audit of public and private companies. He has been responsible for strategic planning initiatives, operations and all aspects of corporate and financial management and administration, with extensive experience in public company regulatory filings and compliance in Canada and the United States. Mr. Whittle has completed numerous corporate financings for mining projects, encompassing a variety of structures, both domestically and internationally. He is also an independent director and the audit committee chair of Mountain Province Diamonds Inc.

Dan Cornett
Position: Vice President, Technical Services

Mr. Cornett brings 25 years of experience working with the Yukon environmental assessment and regulatory regime. He has extensive experience with environmental and contaminated site assessments and government legislative processes. Mr. Cornett is a Professional Biologist and Certified Canadian Environmental Practitioner. He has worked extensively with federal government departments, including the Department of Indian Affairs and Northern Development, Water Resources, Environment Canada and Fisheries and Oceans Canada. Mr. Cornett’s experience with government legislative process is invaluable when assessing or permitting projects in Canada.

Rob McIntyre
Position: Vice President, Business Development / President, Access Consulting Group

Mr. McIntyre brings 28 years of progressively senior project experience in northern land and resource development to Alexco. He is a Registered Engineering Technologist (geology) and Certified Canadian Environmental Practitioner, and has environmental issues management expertise in a variety of industrial project applications. Mr. McIntyre’s experience includes in-depth involvement in the development of the current northern regulatory regime, and acting as the mining industry representative during the creation of the Yukon Waters Act, Surface Rights Board Act, Development Assessment Process and Mining Land Use Regulations.

Joseph R. Piekenbrock
Position: Acting Vice President, Exploration

Mr. Piekenbrock is currently Vice President, Exploration for NovaGold Resources Inc. and is contracted to Alexco through NovaGold. Mr. Piekenbrock leads the exploration team at NovaGold’s world-class copper-gold-silver Galore Creek property, and was a key member of the Donlin Creek exploration team. With over 25 years in the minerals exploration and development sector, Mr. Piekenbrock has managed exploration from grassroots discovery through advanced acquisitions, and brings a wealth of northern experience. Mr. Piekenbrock holds a B.A. in geology from the University of Colorado and an M.Sc. in geology from the University of Arizona.

BOARD OF DIRECTORS

Clynton R. Nauman
Position: President and Chief Executive Officer, Director

Ed Flood
Position: Director

Mr. Flood is the Managing Director, Investment Banking, for Haywood Securities (UK) Ltd., a subsidiary of one of Canada’s leading independent investment dealers. He served as Deputy Chairman of Ivanhoe Mines Ltd. until February 2007 and was Ivanhoe’s founding President. Prior to joining Ivanhoe, from 1993–1995 Mr. Flood was a principal at Robertson Stephens & Co., a U.S. investment bank, and a member of Robertson Stephens’ investment team. From 1983–1993 Mr. Flood served as Manager, Project Evaluation for NERCO Minerals Company. He also held the position of senior mining analyst with Haywood Securities Inc. from 1999–2001. Mr. Flood holds an M.Sc. in geology from the University of Montana.

David Searle
Position: Director

Mr. Searle, a lawyer and recently retired partner at Fasken Martineau DuMoulin LLP, brings 44 years of experience in western and northern Canada to his practice. He has extensive experience in environmental assessment and permitting of major projects, and also works in the area of mine closure and reclamation. Mr. Searle regularly appears in all three Canadian territories before the Boards that conduct environmental assessments and issue water licenses and land use permits, and has extensive experience dealing with contaminated sites in British Columbia.

Rick Van Nieuwenhuyse
Position: Director

Mr. Van Nieuwenhuyse is President and CEO of NovaGold Resources Inc., with over 25 years of world-wide experience in the natural resource sector. Prior to establishing NovaGold in 1998, Mr. Van Nieuwenhuyse was Vice President of Exploration for Placer Dome Inc. and brings years of working experience and knowledge of Alaska and Western Canada to the Company, managing projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and an M.Sc. in geology from the University of Arizona.

Michael Winn
Position: Director

Mr. Winn is President of Terrasearch Inc., a consulting company that provides analysis of mining and energy companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several TSX-listed companies involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and holds a B.Sc. in geology from the University of Southern California.

George Brack
Position: Advisor

Mr. Brack is a Managing Director and Mining Industry Head for Scotia Capital Investment Banking. Prior to joining Scotia Capital in 2006, Mr. Brack held the position of President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions advice to the global mining industry. Prior to joining Macquarie in 2000, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has also worked for CIBC Wood Gundy, where he was Vice President of the Mining Investment Banking Group. Mr. Brack’s 20-year career in corporate finance has focused on the identification, evaluation and execution of strategic mergers and acquisitions and the provision of equity financing. Mr. Brack holds an M.B.A. from York University, a B.A.Sc. in Geological Engineering from the University of Toronto and the CFA designation. Mr. Brack has been nominated as an Alexco Director. The nomination will be put to a vote at Alexco’s Annual General Meeting in December 2007.

Alexco Resource Corp. Share Structure

SHARE STRUCTURE

Alexco’s shares are listed on the Toronto Stock Exchange under the symbol AXR and on the American Stock Exchange under the symbol AXU. The Company has a relatively tight capital structure, with 34 million shares outstanding and 40 million fully diluted. NovaGold Resources Inc. holds 19% of the Company’s equity, and between NovaGold, Asset Liability Management Group and officers and directors, approximately 34% of the stock is held by individuals and companies that strongly support Alexco’s business model.

As at September 30, 2007
Shares issued outstanding	34.3 million
Options	3.3 million
Warrants	2.1 million
Total shares, fully diluted	39.7 million

Major Shareholders (as a percent of issued & outstanding)
NovaGold Resources Inc.	19%
Asset Liability Management Group	6%
Directors, Officers & Other Insiders	9%

Market Capitalization	C$172 million
Trading history over fiscal 2007	High: $7.10 (February)
Low: $2.60 (October)
Average: $4.68
Average daily volume: 47,216 per day

Trading symbols:   TSX: AXR   AMEX: AXU

Alexco Resource Corp.  The Financial Picture

Management’s Discussion and Analysis
For the year ended June 30, 2007

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Company”) is dated September 27, 2007 and provides an analysis of Alexco’s consolidated financial results for the year ended June 30, 2007 compared to the same period in the previous year.

The following information should be read in conjunction with the Company’s June 30, 2007 audited consolidated financial statements and related notes which were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). All dollar figures are expressed in Canadian dollars unless otherwise stated. The accounting policies have been consistently followed in preparation of these consolidated financial statements as outlined in the Company’s June 30, 2007 audited consolidated financial statements. These documents and additional information on the Company is available on the Company’s website at www.alexcoresource.com or on SEDAR at www.sedar.com.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. All statements in this discussion, other than statements of historical facts, that address reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Description of business

Alexco was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. The Company conducts mineral exploration in Canada primarily in Yukon. Alexco also performs reclamation and remediation services at mine sites using its rights to certain patents and the expertise acquired by its officers.

The Company holds interests in the Keno Hill, Brewery Creek, McQuesten, Sprogge, Harlan and Klondike properties located in the Yukon Territory and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties located in British Columbia.

Keno Hill silver property

The Keno Hill mining district is located in the Yukon Territory approximately 330 km north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“SNNND”). The district consists of approximately 23,350 hectares of mining leases, quartz claims and crown grants. The lands to be controlled by Alexco have numerous occurrences of mineral deposits and prospects, including 35 mines with a history of production. The Yukon Government’s published Minfile database states that between 1941 and 1989, the Keno Hill district produced more than 217 million ounces of silver (5.37 million tons) with average grades of 40.52 ounces per ton (“opt”) silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when United Keno Hill Mines Limited filed for bankruptcy.

In June 2005, the Company was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited (“UKHM”) by a court appointed interim receiver and receiver-manager of UKHM. In February 2006, following negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon and the Company, the Supreme Court of Yukon approved the purchase of the assets of UKHM by Alexco through its wholly owned subsidiary, Elsa Reclamation & Development Company Ltd. (“ERDC”) (“the Purchase Agreement”).

At the same time, and as specifically allowed in the negotiated Subsidiary Agreement, Alexco initiated a broad exploration program in the historic silver district. During 2006 and early 2007, well over 100GB of historic maps were scanned along with more than 2GB of data entry to make historic drilling results available in a digital format. A diamond drilling program aggregating 11,500 meters was completed during the later half of 2006. Targets included confirmation of historic resources along with exploration for extensions of past producing mineralized zones as well as new exploration targets. An extensive airborne geophysical survey was conducted concurrent with the drilling and between the two a number of new geological concepts were formulated.

The Company applied for a water license on October 18, 2006 and the eventual issuance of the water license will permit “Final Closing” of the acquisition to take place. Ownership and title of the Keno Hill mining claims and the other UKHM assets will be conveyed to ERDC on Final Closing, which is anticipated by the end of the 2007 calendar year.

Beginning in March 2007, an expanded drilling campaign was initiated with two distinct objectives. First, to define and upgrade historic resources at the Bellekeno and Husky SW mines; and second, to continue exploration in promising sites throughout the property. At June 30, 2007 approximately 9,800 meters were completed of the 2007 planned diamond drill program.

Brewery Creek gold property

The Brewery Creek property is located in Yukon, near Dawson City. The Brewery Creek Mine produced gold from its heap leach operation from 1996 to 2002. Mined out oxide reserves totaled 9.7 million tonnes grading 1.44 g/t Au and were distributed in seven near surface deposits along the 12-kilometer “Reserve Trend”. The majority of oxide reserves were depleted in the late 1990’s and the mine was subsequently closed and reclaimed during the downturn in metal prices. The property which was almost exclusively explored in the past for low grade oxide mineralization is currently being re-evaluated for both higher grade epithermal sulphide mineralization and lower grade intrusive-related gold mineralization.

Epithermal style gold mineralization at the Bohemian zone and elsewhere in the “Reserve Trend” shares remarkable similarities with the 28 million ounce Donlin Creek gold deposit in Alaska owned by NovaGold Resources Inc and Barrick Gold Corporation. Both the Brewery Creek and Donlin Creek systems are of similar orders of magnitude with known alteration and mineralization at Brewery Creek extending over 12 kilometers of strike length.

During 2006, a minor diamond drilling program was conducted to provide better information on lithology, alteration, and mineralizing structures. Future work at Brewery Creek will include additional diamond drilling. NovaGold has a right to joint venture and back-in once Alexco has expended $750,000 in exploration. To June 30, 2007 the Company had incurred $722,000 of expenditures.

The Company’s asset retirement obligation (“ARO”) consists of costs associated with reclamation and closure activities at the Brewery Creek property. The activities include costs for water treatment, land rehabilitation, ongoing care and maintenance and other costs. The ARO is calculated to reflect payments for approximately the next thirteen years. Settlement of reclamation for less than expected may result in gains.

Consulting services

The Company operates an environmental consulting business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiary, Access Mining Consultants (“Access”), the Company provides management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning.

During the year, the Company incorporated a wholly owned subsidiary in the US, Alexco Resource U.S. Corp., purchased certain patent rights related to mine reclamation and closure processes and entered into management agreements which will provide the Company with personnel and access to projects in the United States. The aggregate consideration paid was approximately $2.1 million, comprising cash and common shares of the Company. The patents, some of which are registered in Canada and other countries, pertain to the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Results of operations
Year ended June 30, 2007

The Company had a net loss of $2,488,000 (or $0.08 per share) for the year ended June 30, 2007 compared with a loss of $2,686,000 (or $0.15 per share) for the year ended June 30, 2006. The loss before taxes was $4,484,000 for the current year as compared to a pre-tax loss of $2,686,000 in the prior year. Due to the significant expansion of consulting services, the largest component of the loss is labour related, being salaries, contractors and non-cash stock based compensation. The net loss was offset by a future income tax recovery in the current year with no comparable amount in 2006. During the year ended June 30, 2007, the Company renounced future tax deductions to shareholders from the issuances of flow-through shares in April and December 2006 totaling $11 million. The renunciation caused the Company to record a future tax liability which was offset by previously unrecorded future tax assets and resulted in a future income tax recovery during the period of $2,208,000 in 2007 ($nil- 2006).

The Company had consulting revenues of $4,053,000 for the year ended June 30, 2007 compared with $537,000 for the year ended June 30, 2006. The significant increase in revenue is a result of the acquisition of Access which closed on June 30, 2006 and during 2007 the Company recorded a full year of consulting revenue generated by Access. During

Alexco Resource Corp.  The Financial Picture

2007 the Company continued to expand its environmental services business by adding professionals in Canada and the US and securing new consulting projects.

The Company is continuing as a contractor for the Government of Yukon to provide environmental care and maintenance for the Keno Hill property and in addition is performing a number of additional special care and maintenance projects. Separately, Access consultants continue to provide environmental services to government and industry clients throughout the Yukon Territory.

Expenses were $6,758,000 for the current year compared with $3,303,000 for the prior year. The $3,455,000 increase in expenses is due mainly to increased salaries and contractor costs to $1,644,000 from $355,000 and increased non-cash stock-based compensation charge of $2,213,000 from $1,567,000. Office expenses increased to $895,000 from $189,000 and professional fees increased to $692,000 from $165,000. These increases result from the addition of the Access office in Whitehorse for the full year and the Company expanding its personnel base in Canada and the United States along with general market increases in compensation in the sector.

The main component of other income was interest income which was $1,275,000 in the year ended 2007 compared with $319,000 for 2006. The increase is a result of the Company investing its excess cash from financings in short term highly liquid investments.

The Company did not incur any non-deferred exploration expenses in the year ended June 30, 2007. Exploration expenses of $316,000 in the year ended June 30, 2006 pertained to work performed at Keno Hill prior to the Company obtaining the agreement with the government.

Selected financial data

The following annual and quarterly information is prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and reported in thousands of Canadian dollars, except for per share amounts.

Annual and Quarterly Information
in thousands of $ (000’s)

	For the year ended	For the year ended	From March 15
	June 30, 2007	June 30, 2006	to June 30, 2005
	$	$	$

Gross profit	1,130	206	34
Expenses (1)	6,758	3,303	807
Other income (1)	1,144	411	62
Loss for the year	2,488	2,686	711
Loss per share – basic and diluted	0.08	0.15	0.10
Total assets	69,800	42,694	10,913
Total long term liabilities	13,022	10,221	1,691

Unaudited

	6/30/07	3/31/07	12/31/06	9/30/06	6/30/06	3/31/06	12/31/05	9/30/05
	$	$	$	$	$	$	$	$

Revenues	1,102	766	854	1,331	247	138	103	49
Gross profit	378	98	253	401	52	79	54	21
Expenses (1)	1,756	3,395	980	627	1,731	458	743	371
Other income
(expense) (1)	253	425	233	233	(39)	376	28	46
Loss for the quarter	(609)	(1,311)	(512)	(56)	(1,719)	(3)	(661)	(303)
Loss per share
– basic and diluted	(0.02)	(0.04)	(0.02)	(0.00)	(0.08)	(0.00)	(0.05)	(0.02)
Expenditures on
mineral properties
and deferred
exploration costs	4,039	2,355	2,514	3,207	12,490	216	16	69

     (1) Adjusted for reclassification of gain on reclamation and gain or loss from disposal of buildings and equipment

Fourth quarter and quarterly changes

Approximately 50% of the Company’s revenues in the fourth quarter were generated from the care and maintenance services provided to the Yukon government on the Keno Hill property. The Company has negotiated a monthly care and maintenance service contract that continues until Final Close, at which time the Company will obtain a water license for the project. The balance of the Company’s revenues was generated from environmental consulting services.

Expenses have decreased slightly since the previous quarter due to the grant of fewer stock options to employees, directors and contractors in the fourth quarter.

The main fluctuations over the previous eight quarters related to increased consulting revenues and expenses from the acquisition of Access, increased remediation and care and maintenance contracts, increased environmental consulting services, non-cash stock-based compensation, future income tax recoveries and increased staffing and office related costs associated with the expansion of the Company’s activities. Revenues are also seasonal as the care and maintenance activities at Keno Hill are reduced during the winter months.

Liquidity and capital resources

At June 30, 2007, the Company had cash and cash equivalents of $21.6 million and restricted cash of $12.3 million for future reclamation at Keno Hill and Brewery Creek. The Company’s working capital balance was $21.1 million which has increased from June 30, 2006 by $9.1 million. The increase is due mainly to the financing completed in December 2006 of approximately $25.0 million offset by expenditures related to the Company’s exploration projects of approximately $10.2 million.

Cash used in operating activities was $3,029,000. The Company recorded a net loss of $2,488,000 for the year offset by non-cash stock-based compensation charge of $2,213,000 and an income tax recovery of $2,208,000. The Company expended $186,000 for reclamation and closure work at the Brewery Creek mine site during the year ended June 30, 2007 and recorded expenditures in non-cash working capital of $956,000.

Cash used in investing activities was $11,925,000. Alexco expended $10,231,000 on mineral properties and deferred exploration costs predominately at the Keno Hill property. The Company also purchased $135,000 of office and related equipment, $942,000 of heavy equipment to be used in providing reclamation services and $86,000 of other property, plant and equipment. Additionally, the Company expended $488,000 for the acquisition of patents from a privately held company that will assist with providing remediation and reclamation services.

Cash flows from financing activities were $24,824,000. On December 21, 2006 the Company issued 3,749,379 Units and 1,217,400 flow-through shares (“FTS”) at a price of $4.75 per Unit and $5.75 per FTS. Each Unit consists of one common share and one half of one transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at a price of $5.75 per share for a period of three years after the date of closing. Proceeds from the December financing were $24.8 million less financing costs of $1.3 million. Proceeds from the exercise of broker’s warrants and stock options were $990,000 and $327,000, respectively.

The Company has no significant commitments for capital resources. The Company currently has all its restricted and excess cash invested in bank term deposits or notes. The Company currently has sufficient working capital to complete the planned exploration activities for the remainder of 2007 and expand its environmental reclamation and remediation business. As new opportunities arise, the Company will reassess its cash needs. The Company has obtained its main source of funding from equity issuances. There can be no assurance of continued access to capital, including equity funding in the future.

Share data

The following is the Company’s issued and outstanding share data as at September 27, 2007. Each stock option and warrant is exercisable for one common share of the Company.

Securities	Number	Weighted average	Weighted average
		exercise price	remaining life (years)
		$

Common shares	34,267,989	n/a	n/a
Stock options	3,301,000	3.04	5.58
Warrants	2,106,664	5.67	2.07

Alexco Resource Corp.  The Financial Picture

Commitments

As at June 30, 2007, the Company has aggregate commitments and operating leases for vehicles, office space and office equipment totaling $1,019,000. The future minimum lease payments at the end of the year are in thousands of Canadian dollars as follows:

2008	$252
2009	$226
2010	$223
2011	$222
2012	$96
Thereafter	-
$1,019

The Company has an annual advance royalty payment on the McQuesten property of $20,000, of which $14,000 is recoverable.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Related party transactions

During the year ended June 30, 2007, the Company entered into the following related party transactions:

a) The Company recorded $273,000 (2006 - $338,000) in contractors expenses and the purchase of mobile equipment from Asset Liability Management Ltd. (“ALM”). At June 30, 2007, accounts payable and accrued liabilities include $nil (2006 - $43,000) owing to ALM.

b) The Company recorded $946,000 (2006 - $470,000) in technical service fees capitalized to mineral properties and deferred exploration costs from NovaGold Resources Inc. (“NovaGold”), which is related since NovaGold has significant influence over Alexco. At June 30, 2007 accounts payable and accrued liabilities include $91,000 (2006 - $161,000) due to NovaGold. The Company also privately sold 1,048,500 units to NovaGold as part of the December 21, 2006 financing.

c) The Company recorded $83,000 in rental fees as the result of a rental agreement with Access Field Services. At June 30, 2007 there are no amounts in accounts payable and accrued liabilities.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

Critical accounting estimates

The most critical accounting principles upon which the Company’s financial status depends are listed below. The Company’s accounting policies are presented in note 2 of the consolidated financial statements for the year ended June 30, 2007.

Mineral properties and related deferred costs

The Company records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

The Company had deposited $10 million into a trust account which is expected to transfer to the federal government after Final Closing of the Keno Hill Purchase Agreement. Final Closing will occur 10 business days after receipt of a water license. The $10 million is for the exclusive use to fund reclamation of the pre-existing environmental liabilities of the UKHM site. The Company has accounted for this required contribution as a cost of acquisition for the Keno Hill property and recorded a related liability of $9,284,000 representing the $10 million due on Final Closing discounted at 8%. Accretion of the liability has been capitalized to mineral properties and deferred exploration costs. The Company anticipates Final Closing to take place by the end of the 2007 calendar year.

Goodwill

Goodwill, which arose on the acquisition of Access in 2006, represents a combination of the assembled workforce and the potential benefits of management expertise and experience related to the Keno Hill project. Goodwill is not amortized. The Company evaluates impairment, on at least an annual basis, by comparing the fair value of the reporting units to which goodwill was allocated to their carrying amounts.

Stock options and warrants

The Company accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Intangible assets

Intangible assets are recorded at cost less accumulated amortization. Amortization for patents is calculated on a straight-line basis over their estimated useful lives. The Company assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Asset retirement obligations

The Company’s asset retirement obligations (“ARO”) relate to expected mine reclamation and closure activities. The ARO is accreted to full value over time through periodic accretion charges. Cost estimates for AROs at each mineral property are updated to reflect new events, changes in circumstances and any new information that is available. The fair value of ARO is measured by discounting the expected cash flows using an appropriate interest rate. The Company prepares estimates of the timing and amount of expected cash flows and updates these estimates to reflect changes in facts and circumstances. Any change in the fair value of ARO is included in the statement of operations.

Alexco Resource Corp.  The Financial Picture

New accounting pronouncements

Financial instruments – recognition and measurement

In January 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued new Handbook Section 3855, “Financial Instruments – Recognition and Measurement” (CICA 3855), effective for annual and interim periods beginning on or after October 1, 2006. CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

Comprehensive income

In January 2005, the CICA issued new Handbook Section 1530, “Comprehensive Income” (CICA 1530) and Handbook Section 3251, “Equity” (CICA 3251) effective for interim and annual period beginning on or after October 1, 2006. CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530. The Company will include a statement of comprehensive income upon adoption of these sections.

US GAAP

For new US GAAP accounting pronouncements, see Note 16 “Significant differences between Canadian and United States Accounting Principles” to the consolidated financial statements.

Disclosure controls and internal controls over financial reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in the MD&A and related financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated and are satisfied with the effectiveness of the disclosure controls and procedures for the period ended June 30, 2007.

The Chief Executive Officer and the Chief Financial Officer acknowledge responsibility for the design of internal control over financial reporting (“ICFR”), and confirm that there were no changes in these controls that occurred during the most recent interim period ended June 30, 2007 which materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Risk factors

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Company’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine its current properties, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Company to sell, and profit from the sale of any eventual production from any of the Company’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Company and therefore represent a market risk which could impact the long term viability of the Company and its operations.

Mine reclamation and remediation

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation or remediation services could adversely affect demand for the Company’s services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Company’s services.

The patents to which the Company has access or other proprietary technology may not prevent the Company’s competitors from developing substantially similar technology, which may reduce the Company’s competitive advantage. Similarly, the loss of access of any such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Company’s reclamation and remediation business.

The Company may not be able to keep pace with continual and rapid technological developments that characterize the market for the Company’s mine reclamation and remediation services and the Company’s failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Company to change the way it conducts its business.

Keno Hill project

The purchase by the Company of the assets of UKHM will be subject, among other things, to the Company’s ability to obtain a water licence for the purpose of care and maintenance pursuant to the Waters Act (Yukon) within three years of the initial closing of the purchase. There can be no assurance that the Company will be able to satisfy these conditions.

While the Company has conducted some preliminary due diligence on the UKHM property, further review of historical records, exploration and geological testing will be required. There is no assurance that such exploration and testing will result in favourable results. The history of the UKHM property has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the UKHM property.

Aboriginal rights and title

Native land claims in Yukon remain the subject of active debate and litigation. The Keno Hill project lies within the traditional territory of the First Nation of the Na-Cho Nyak Dun. There can be no guarantee that the nature of land claims in Yukon will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project.

Outlook

The Company is mid-way into the 2007 exploration program at Keno Hill which includes HQ diamond drilling, regional geological mapping and compilation work, and geophysical and geochemical programs. The drill program using four drill rigs on site will concentrate on continued district wide exploration and resource definition. As currently envisioned, the program will verify, define and expand resources at the Bellekeno, Onek, Silver King and Husky Southwest historical mine areas using surface diamond drilling. Alexco plans to drill a minimum of 30,000 meters in the 2007 exploration program. To date 15,665 meters of drilling have been completed. Delays in drilling have been caused by a shortage of drillers on site and although the Company expects this situation to improve in late summer there can be no assurances that the initial 30,000 meter drill program can “catch up” to schedule before inclement weather further affects progress. Initial assay results have been encouraging. Results from certain holes drilled in the Spring have been press released and results from the summer drilling will be released once the assays have been received and reviewed.

The Company is also engaged in an on-going environmental care and maintenance program and expanded reclamation projects at Keno Hill under contract with the Yukon Government. New projects in 2007 will include capital improvement projects related to water treatment facilities, physical hazards reduction, wire cleanup and closure planning studies. Similarly, the Company expects its environmental services activities will expand in the Northwest Territories in 2007 – 2008 as a result of recent increases in staff with environmental, permitting and management expertise.

The Company has engaged SRK to prepare a National Instrument 43-101 compliant resource report at the Bellekeno site which is anticipated to be completed by the end of September 2007. The 2007 calendar budget for Keno Hill’s exploration and development program is approximately $12 - $15 million. The financing completed in December 2006 is sufficient to fund the entire Keno Hill program planned for calendar 2007. Additional funds are available for the expansion of the Company’s consulting services and for new exploration opportunities as they may arise. Excess funds are held in secure bank investments.

Alexco Resource Corp.  The Financial Picture

As the Keno Hill property is the Company’s main exploration focus in 2007, the Company does not plan significant expenditures at its other exploration projects.

On September 20, 2007, the Company began trading of its common shares on the American Stock Exchange under the symbol “AXU”.

Cautionary statement on forward-looking statements

This MD&A contains “forward-looking statements”. These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development activities.

Management’s Responsibility for Financial Reporting

To the Shareholders of
Alexco Resource Corp.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in the notes to these financial statements. Management is responsible for preparation and presentation of the consolidated financial statements, Management’s Discussion & Analysis (“MD&A”) and all other information in the Annual Report. All financial and operating data in the Annual Report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of accounting and control is maintained in order to provide reasonable assurance that the assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. The system includes established policies and procedures, the selection and training of qualified persons, and an organization providing for the appropriate delegation of authority and segregation of responsibilities for a Company of the size of Alexco Resource Corp.

The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the consolidated financial statements and MD&A. The Audit Committee meets with management and the Company’s independent auditors to ensure that management is performing its responsibility to maintain financial controls and systems and to make recommendations to the Board of Directors for approval of all financial information released to the public. The Audit Committee also meets with the independent auditors to discuss the scope and the results of the audit and the audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements for 2007 and 2006 have been audited on behalf of the shareholders by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors’ report outlines the scope of their audit and their opinion on these consolidated financial statements.

Alexco Resource Corp.  The Financial Picture

Auditors’ Report

To the Shareholders of
Alexco Resource Corp.

We have audited the consolidated balance sheets of Alexco Resource Corp. (an exploration stage company) as at June 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, British Columbia
September 28, 2007

Consolidated Balance Sheets
As at June 30, 2007 and 2006
(expressed in thousands of Canadian dollars)

		2007		2006
	$		$

Assets

Current assets
Cash and cash equivalents		21,631		11,761
Restricted cash (note 7)		302		595
Accounts receivable		971		823
Interest and other receivable		734		347
Prepaid expenses and other current assets		293		89
		23,931		13,615

Restricted cash (notes 4 and 7)		12,002		11,666
Investment tax credits		147		-
Property, plant and equipment (note 5)		1,274		373
Mineral properties and deferred exploration costs (note 4)		28,019		15,904
Intangible assets (note 6)		3,510		1,136
Goodwill (note 3)		917		-
		69,800		42,694

Liabilities

Current liabilities
Accounts payable and accrued liabilities		2,632		1,493
Income taxes payable		168		65
		2,800		1,558

Asset retirement obligation (note 7)		983		1,209
Future income tax liability (note 14)		2,755		778
Other reclamation liability (note 8)		9,284		8,234
		15,822		11,779

Shareholders’ equity

Capital stock (note 9)		52,201		31,684
Warrants (note 9)		3,095		422
Stock-based compensation		4,567		2,206
Deficit		(5,885)		(3,397)
		53,978		30,915
		69,800		42,694

Commitments (notes 4 and 11)
Subsequent event (note 17)

Approved by the Board of Directors

Michael Winn, Director	Rick Van Nieuwenhuyse, Director

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.  The Financial Picture

Consolidated Statements of Operations and Deficit
For the years ended June 30, 2007 and 2006
(expressed in thousands of Canadian dollars, except per share and share data)

		2007		2006
	$		$

Revenue
Consulting revenue		4,053		537

Cost of services
Consulting costs (excluding amortization (note 15))		2,923		331

Gross profit		1,130		206

Expenses (recoveries)
Accretion - reclamation, Brewery Creek		48		64
Amortization (note 15)		597		382
Business development and investor relations		263		488
Exploration		-		316
Foreign exchange (recovery) loss		(9)		57
Gain on settlement of reclamation liability (note 7)		(88)		(182)
Loss (gain) on disposal of buildings and equipment (note 5)		39		(237)
Office		895		189
Professional fees		692		165
Regulatory fees		87		106
Salaries and contractors		1,644		355
Salaries and contractors - stock-based compensation		2,213		1,567
Travel		377		33

		6,758		3,303

Loss before other income (expenses)		(5,628)		(3,097)
Other income (expenses)
Interest income		1,275		319
Miscellaneous (expense) income		(131)		92

Loss before income taxes		(4,484)		(2,686)

Income tax recovery (note 14)		1,996		-

Loss for the year		(2,488)		(2,686)

Deficit - Beginning of year		(3,397)		(711)

Deficit - End of year		(5,885)		(3,397)

Loss per share

Basic and diluted		(0.08)		(0.15)

Weighted average number of shares (in thousand of shares)		31,193		18,123

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the years ended June 30, 2007 and 2006
(expressed in thousands of Canadian dollars)

		2007		2006
	$		$

Cash flows from (used in) operating activities
Loss for the year		(2,488)		(2,686)
Items not affecting cash
Amortization		597		382
Accretion - reclamation, Brewery Creek		48		64
Salaries - stock-based compensation		2,213		1,567
Income tax recovery (note 14)		(2,208)		-
Gain on settlement of reclamation liability		(88)		(182)
Loss (gain) on disposal of buildings and equipment		39		(237)

		(1,887)		(1,092)

Expenditures for reclamation and closure		(186)		(364)

Changes in non-cash working capital balances
Accounts receivable		(148)		(115)
Interest and other receivable		(387)		(307)
Prepaid expenses and other current assets		(204)		79
Accounts payable and accrued liabilities		(320)		916
Income taxes payable		103		65

		(3,029)		(818)

Cash flows from (used in) investing activities
Mineral properties and deferred exploration costs		(10,231)		(2,163)
Decrease in restricted cash		(43)		(9,651)
Purchase of property, plant and equipment		(1,163)		(94)
Proceeds on disposal of property, plant and equipment		-		817
Purchase of Access Mining Consultants Ltd. (note 3)		-		(980)
Patent acquisition (note 6)		(488)		-

		(11,925)		(12,071)

Cash flows from (used in) financing activities
Proceeds from share issuance		24,810		18,788
Share issue costs		(1,303)		(1,394)
Proceeds from the exercise of warrants		990		4,314
Proceeds from the exercise of options		327		40

		24,824		21,748

Increase in cash and cash equivalents		9,870		8,859

Cash and cash equivalents - Beginning of year		11,761		2,902

Cash and cash equivalents - End of year		21,631		11,761

Supplemental cash flow information (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.  The Financial Picture

Notes to Consolidated Financial Statements
June 30, 2007 and 2006
(Figures in tables are expressed in thousands of Canadian dollars)

1. Nature of operations

Alexco Resource Corp. (“Alexco” or the “Company”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. The Company conducts mineral exploration in Canada primarily in the Yukon Territory. Alexco also performs reclamation and remediation of mine sites using its rights to certain patents and the expertise acquired by its officers. The Company’s main source of funding has been from equity placements.

2. Significant accounting policies

Basis of presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada and include the accounts of Alexco and its wholly owned subsidiaries, 650399 BC Ltd., Elsa Reclamation and Development Company Ltd. (“ERDC”), Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. All significant inter-group transactions are eliminated on consolidation. As described in note 16, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

Revenue recognition

The Company recognizes revenue upon the rendering of services. The Company also recognizes gains on the settlement of reclamation liabilities when there are changes in the estimated future cash flows of its asset retirement obligation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and short-term interest bearing investments with maturities of 90 days or less from the original date of acquisition. Certain cash is held in long-term reclamation bonds to support future reclamation work and is classified as restricted cash.

Accounts receivable

The Company performs environmental consulting work for other mining companies and federal and provincial governments. Accounts receivable are recorded at fair value when the revenues are recognized, and the Company establishes an allowance for uncollectible amounts on a specific account basis.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Furniture and equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	straight-line over the term of the lease

Mineral properties and related deferred costs

The Company records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Intangible assets

Intangible assets consist of customer relationships acquired through business combinations, patents and contracts acquired by the Company, of certain exclusive rights, service contracts, and intellectual properties. Intangible assets are recorded at cost and amortized over their expected useful life using the following methods:

Customer relationships	5 years straight-line
Patents	5 – 11 years straight-line over life of patents
Contracts	1 year straight-line
Backlog	1 year straight-line
Reclamation project - rights to provide services and database	4 years straight-line

The Company assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Goodwill

Goodwill, which arose on the acquisition of Access in 2006, represents a combination of the assembled workforce and the potential benefits of management expertise and experience related to the Keno Hill project. Goodwill is not amortized.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether events or changes in circumstances indicate that the carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of the reporting units to which goodwill was allocated to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company would compare the implied fair value of the goodwill to its carrying value and any excess of the carrying value over the fair value would be charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

Asset retirement obligation

The Company’s asset retirement obligation (“ARO”) relates to expected mine reclamation and closure activities. The ARO is accreted to full value over time through periodic accretion charges. Cost estimates for AROs at each mineral property are updated to reflect new events, changes in circumstances and any new information that is available. The fair value of ARO is measured by discounting the expected cash flows using an appropriate interest rate. The Company prepares estimates of the timing and amount of expected cash flows and updates these estimates to reflect changes in facts and circumstances. Any settlement of the ARO is included in the statements of operations.

Translation of foreign currencies

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency, the parent company’s functional currency, using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Alexco Resource Corp.  The Financial Picture

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Stock options and warrants

The Company accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates are included in the recoverability of mineral properties, reclamation costs, future income taxes, stock options, warrants, asset retirement obligation and other reclamation liability. Actual results could differ materially from those reported.

Financial instruments

The fair values of the Company’s financial assets and liabilities, primarily cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities, approximate their carrying amounts.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. The Company limits its exposure to credit risk by placing its cash and cash equivalents and restricted cash with financial institutions they believe to be of high quality. Concentration of credit risk with respect to accounts receivable is considered to be limited due to the credit quality of the customers comprising the Company’s customer base. The maximum amount of credit risk exposure is limited to the carrying amount of the balances in the consolidated financial statements.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

New accounting pronouncements

Financial instruments - recognition and measurement

In January 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued new Handbook Section 3855, “Financial Instruments - Recognition and Measurement” (“CICA 3855”), effective for annual and interim periods beginning on or after October 1, 2006. CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. For the year ending June 30, 2008, the Company does not foresee a material impact with the adoption of CICA 3855 on its financial statements, but will reassess the impact of the statements for the year ending June 30, 2008.

Comprehensive income

In January 2005, the CICA issued new Handbook Section 1530, “Comprehensive Income” (“CICA 1530”) and Handbook Section 3251, “Equity” (“CICA 3251”) effective for interim and annual periods beginning on or after October 1, 2006.

CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530. The Company will include a statement of comprehensive income upon adoption of these sections.

US Generally Accepted Accounting Principles (US GAAP)

For new US GAAP accounting pronouncements see note 16, “Significant differences between Canadian and United States Accounting Principles”.

3. Business acquisition

On June 30, 2006, the Company completed the business acquisition of Access. Access is an environmental consulting firm headquartered in Whitehorse, Yukon Territory.

Under a plan of arrangement, the Company acquired 100% of the outstanding common shares in exchange for $1,000,000 in cash and 383,978 common shares.

The transaction was accounted for using the purchase method which involved estimating the fair value of all assets and liabilities acquired as at June 30, 2006. Intangibles have been identified as customer relationships, rights to provide services and database associated with the Keno Hill reclamation project, and backlog and have been assigned fair values of $332,000, $442,000 and $41,000, respectively. Historic data relating to the Keno Hill mine site has been assigned a fair value of $605,000 and has been capitalized to mineral properties and deferred exploration costs.

The date of the acquisition for accounting purposes is June 30, 2006 being the closing date of the share purchase agreement and the date consideration was formally exchanged. The allocation of the purchase price of Access based on management’s estimate of fair values is as follows:

$
Purchase price
Cash	1,000
Shares issued - 383,978	1,000
Transaction costs	35

2,035

Net assets acquired from Access
Accounts payable and accrued liabilities	(355)
Accounts receivable	636
Backlog	41
Cash	54
Customer relationships	332
Future income tax liability	(777)
Income taxes payable	(65)
Mineral properties and deferred exploration costs	605
Prepaid expenses	7
Property, plant and equipment	198
Reclamation project - rights to provide services and database	442
Goodwill	917
2,035

Alexco Resource Corp.  The Financial Picture

4. Mineral properties and deferred exploration costs

		Expenditures and
	June 30, 2006	acquisition costs	June 30, 2007
	$	$	$

Brewery Creek	2,572	47	2,619
Keno Hill	12,034	11,957	23,991
McQuesten	1,185	33	1,218
Other	113	78	191
	15,904	12,115	28,019

		Expenditures and
	June 30, 2005	acquisition costs	June 30, 2006
	$	$	$

Brewery Creek	1,897	675	2,572
Keno Hill	-	12,034	12,034
McQuesten	1,118	67	1,185
Other	98	15	113
	3,113	12,791	15,904

During the year ended June 30, 2007, the Company incurred $11,957,000 (2006 - $12,034,000) in exploration expenditures and acquisition costs at Keno Hill. This included $1,050,000 (2006 - $149,000) of accretion costs (note 8) and $468,000 (2006 - $258,000) of stock-based compensations with its related tax impact. During the 2007 year, the Company issued 56,657 common shares valued at $300,000 and paid cash of $125,000 to purchase additional property within the Keno Hill district. The amounts have been capitalized to mineral properties and deferred exploration costs.

a) Brewery Creek

The Company has entered into a letter agreement with NovaGold granting NovaGold a back-in right to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project with respect to the Brewery Creek property. Under the terms of the agreement, within 60 days of the Company incurring a minimum of $750,000 in expenditures on the Brewery Creek property, the Company will deliver to NovaGold a report as to the results of such expenditures. NovaGold will have 60 days following receipt of the report to give notice that it wishes to exercise the back-in right. The back-in right will be exercisable by NovaGold upon its commitment to pay $500,000 to the Company over a four-year period and to spend $1,750,000 on the Brewery Creek property over a five-year period.

b) Keno Hill

On February 10, 2006, Alexco announced that it had assigned to its wholly owned subsidiary, ERDC, its interest in the agreement with the interim receiver to purchase the assets of United Keno Hill Mines Limited and UKH Minerals Limited (“UKHM site”) (“the Purchase Agreement”). The Company has accounted for the purchase price of $410,000 as a cost of acquisition for the Keno Hill property.

The Purchase Agreement was structured with an “Initial Closing”, executed on April 18, 2006, and a “Final Closing” to occur 10 business days following receipt by ERDC of a water licence. ERDC has a maximum of six months to apply for a water licence and three years to obtain it. A further 12-month extension may be granted by the interim receiver at its discretion. Ownership and title of the UKHM site assets will be conveyed to ERDC on Final Closing. The Company applied for a water license on October 18, 2006 and Final Closing is anticipated by the end of the 2007 calendar year. In a separate agreement (the “Sub-agreement”) between Alexco, ERDC, the Government of Canada and the Government of Yukon, the federal government indemnifies ERDC and Alexco subject to the $10 million described below for all liabilities arising directly or indirectly as a result of the pre-existing condition of the UKHM site. ERDC has also been granted access to the UKHM site to conduct an extensive exploration program.

In a separate agreement with the Government of Yukon, ERDC as a paid contractor will assume responsibility for the environmental care and maintenance of the UKHM site until Final Closing. After Final Closing, governments and ERDC will agree to the annual cost for care and maintenance. ERDC will be responsible for environmental care and maintenance of the UKHM site and will bear an increasing portion of such costs.

ERDC has deposited $10 million into a trust account which is expected to transfer to the federal government after Final Closing to exclusively fund reclamation of the pre-existing environmental liabilities of the UKHM site. These funds have been classified as restricted cash. The Company has accounted for this required contribution to the trust fund as a cost of acquisition for the Keno Hill property and recorded a related liability of $9,284,000 representing the $10 million trust fund deposit due on the estimated date of Final Closing discounted to Initial Closing at a rate of 8% (note 8).

ERDC and the governments will jointly develop a reclamation plan and a baseline environmental study for the UKHM site, with ERDC and the federal government sharing the plan development costs.

ERDC is required to contribute to a separate reclamation trust a portion of any future proceeds from sales of existing assets as well as a 1.5% Net Smelter Return royalty to a maximum of $4 million from any future production from the UKHM site.

The Sub-agreement includes a number of termination provisions including provisions obliging ERDC to deposit $1.8 million into a separate reclamation trust if either ERDC in its discretion elects to terminate the Sub-agreement or if ERDC, after using all commercially reasonable efforts, is unable to obtain a water licence by the fourth anniversary of Initial Closing. After Final Closing, ERDC can terminate the Sub-agreement without penalty if the federal government does not obtain necessary Treasury Board approvals to fund the reclamation of the UKHM site. In both these scenarios, the $10 million trust account would be returned to Alexco.

c) McQuesten

The McQuesten property is subject to a joint venture agreement whereby Alexco has a 70% interest in the property and Eagle Plains Resources Ltd. has a 30% interest in the property. The property is subject to a 2% net smelter royalty and an annual advance royalty payment of $20,000.

5. Property, plant and equipment

			June 30, 2007
		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	1,057	127	930
Furniture and equipment	109	14	95
Computer hardware	60	24	36
Computer software	41	20	21
Leasehold improvements	258	66	192
	1,525	251	1,274

			June 30, 2006
		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	125	30	95
Furniture and equipment	95	49	46
Computer hardware	134	75	59
Computer software	50	19	31
Leasehold improvements	173	31	142
	577	204	373

The Company recorded additions to heavy machinery and equipment in the amount of $942,000, leasehold improvements of $86,000 and furniture and equipment of $135,000. Amortization expense for property, plant and equipment for the year was $224,000 (2006 - $102,000).

Alexco Resource Corp.  The Financial Picture

6. Intangible assets

			June 30, 2007
		Accumulated
	Cost	amortization	Net
	$	$	$

Reclamation project - rights to provide services
and database	442	23	419
Backlog	41	10	31
Customer relationships	332	17	315
Patents acquired on formation	1,260	578	682
Patents acquired February 2007	2,133	70	2,063
	4,208	698	3,510

			June 30, 2006
		Accumulated
	Cost	amortization	Net
	$	$	$

Non-competition agreements	201	-	201
Patents acquired on formation	1,260	325	935
Contracts	40	40	-
	1,501	365	1,136

The Company recorded amortization during the year ended June 30, 2007, in the amount of $373,000 (2006 - $280,000). Contracts were fully amortized as at June 30, 2006.

On February 16, 2007, the Company completed the acquisition of certain patent rights, relating to mine reclamation and closure procedures, from a privately held company. The aggregate consideration paid by the Company for patent rights consisted of $443,000 in cash and 264,895 newly issued shares of the Company’s common stock. The total purchase price for the patent rights was $2,133,000 and is comprised of:

$

Cash	443
264,895 shares of the Company’s common stock	1,645
Acquisition related transaction costs	45
2,133

7. Asset retirement obligation

The Company’s asset retirement obligation (“ARO”) consists of costs associated with reclamation and closure activities at the Brewery Creek property. These activities include costs for water treatment, land rehabilitation, ongoing care and maintenance and other costs.

The Company had $1,774,000 on deposit in trust for the Government of Yukon as collateral for reclamation work at Brewery Creek and expects to have $250,000 transferred to general funds during the fiscal year ended June 30, 2008. These funds have been classified as restricted cash.

Although the ultimate amount to be incurred is uncertain, the total liability for the ARO is estimated to be $1,008,000 (2006 - $1,319,000) on an undiscounted basis. The liability for the ARO is calculated to be $983,000 (2006 - $1,209,000) reflecting discounted payments, the majority of which, are expected to be made in the next few years. Changes in estimated future cash flows have resulted in gains recorded in the statements of operations. There are no AROs estimated on any of the Company’s other exploration properties.

	2007	2006
	$	$

Balance - Beginning of year	1,209	1,691
Accretion expenses	48	64
Reclamation expenditures	(186)	(364)
Gain on settlement of reclamation liability	(88)	(182)
Balance - End of year	983	1,209

8. Other reclamation liability

	2007	2006
	$	$

Balance - Beginning of year	8,234	-
Additions incurred during the year	-	8,085
Accretion of liability	1,050	149
Balance - End of year	9,284	8,234

ERDC has deposited $10,000,000 into a trust account which is expected to transfer to the federal government after Final Closing to exclusively fund reclamation of the pre-existing environmental liabilities of the UKHM site. These funds have been classified as restricted cash. The Company has accounted for the required contribution to the trust fund as a cost of acquisition for the Keno Hill property and recorded a related liability of $9,284,000 representing the $10 million due on Final Closing discounted at 8%. Accretion of the liability has been capitalized to mineral properties and deferred exploration costs. Interest earned on the trust account has been included in interest income. The Company anticipates Final Closing to take place by the end of the calendar year 2007.

9. Capital stock

Authorized
         100,000,000 common shares without par value

Issued

	Number of shares	Ascribed value
		$

Balance at June 30, 2005	13,995,345	9,324

For cash and fair value pursuant to public share offerings (a)	8,427,128	16,902
For cash and fair value pursuant to warrant agreements (b)	5,332,741	4,398
For cash and fair value pursuant to option agreements (c)	50,000	60
To purchase Access (note 3)	383,978	1,000
Balance at June 30, 2006	28,189,192	31,684

For cash and fair value of warrants pursuant to private placement (a)	4,986,779	20,409
For cash and fair value pursuant to exercise of warrants (b)	447,403	1,415
For cash and fair value pursuant to exercise of options (c)	151,500	488
Future income taxes related to flow-through shares issued in 2006	-	(3,740)
Pursuant to patent acquisition (note 6)	264,895	1,645
Pursuant to property purchase agreement (note 4)	56,657	300
Balance at June 30, 2007	34,096,426	52,201

a) Public and private placements

On January 26, 2006, the Company completed an initial public offering of 2,000,000 common shares at a price of $1.50 per share for gross proceeds of $3,000,000. Share issuance costs were $565,407. In addition, the Company issued 25,000 common shares and 200,000 warrants exercisable at a price of $1.50 per share for a period of one year after the date of closing to the agents as part of this public offering. A fair value of $37,500 for the common shares and $91,062 for the warrants was recognized as share issue costs.

On April 13, 2006, the Company issued 1,702,128 flow-through common shares at a price of $2.35 per share for gross proceeds of $4,000,000. Share issuance costs were $322,050. In addition, the Company issued 82,979 broker’s warrants exercisable for non-flow-through common shares at a price of $2.35 per share for a period of one year after the date of closing to the agents as part of this offering. A fair value of $115,051 was recognized as share issue costs by the Company for the warrants.

On April 28, 2006, the Company issued 4,700,000 common shares at a price of $2.50 per share for gross proceeds of $11,750,000. Share issuance costs were $960,030. In addition, the Company issued 227,040 warrants exercisable at a price of $2.50 per share for a period of one year after the date of closing to the agents as part of this offering. A fair value of $246,986 was recognized as share issue costs for the warrants.

Alexco Resource Corp.  The Financial Picture

On December 21, 2006, the Company issued 3,749,379 Units and 1,217,400 flow-through shares (“FTS”) at a price of $4.75 per Unit and $5.75 per flow-through share for gross proceeds of $24,810,000. Each Unit consists of one common share and one half of one transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at a price of $5.75 per share for a period of three years after the date of closing. A fair value of $3,000,000 was recognized for the warrants.

• Pursuant to an agreement the Company sold on a “bought deal” basis 2,315,879 Units and 1,217,400 FTS gross proceeds of $18,000,000. In addition, the Company issued 229,663 broker’s warrants exercisable at a price of $5.00 per share for a period of eighteen months after the date of closing as part of this offering. A fair value of $282,000 for the warrants was recognized as share issue costs.

• Contemporaneously, the Company also privately sold 1,433,500 Units for gross proceeds of $6,809,000. In addition, the Company issued 20,000 Units as a fee as part of this offering. A fair value of $95,000 for the Units was recognized as share issue costs.

Total share issuance costs, including the fair value of the broker’s warrants and fee, for the December financing was $1,680,000.

Under the FTS agreements the Company agreed to renounce $11,000,000 of qualifying expenditures to the investors effective December 31, 2006, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2007. Under Canadian GAAP the Company recorded a provision at the time of the actual renunciation, and a reduction in share capital for the future income taxes related to the tax deductions forgone by the Company. Accordingly, the Company recognized a reduction in share capital and increase in future income taxes of $3,740,000 in 2007.

b) Share purchase warrants

In 2006, 5,264,000 warrants granted during the prior fiscal year were exercised for gross proceeds of $4,211,200. Additionally, the Company issued 200,000 warrants exercisable at a price of $1.50 per warrant for a period of one year as part of the initial public offering, 82,979 warrants exercisable at a price of $2.35 per warrant for a period of one year in connection with issuing FTS, and 227,040 warrants exercisable at a price of $2.50 per warrant for a period of one year as part of a share offering.

A summary of the Company’s share purchase warrants at June 30, 2007 and 2006, and the changes for the years then ended, is presented below.

		2007		2006
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
		$		$

Balance outstanding - Beginning of year	441,278	2.17	5,264,000	0.80
Granted	229,663	5.00	200,000	1.50
Granted	1,884,689	5.75	82,979	2.35
Granted	-	-	227,040	2.50
Exercised	(131,259)	1.50	(5,264,000)	0.80
Exercised	(82,979)	2.35	(68,741)	1.50
Exercised	(227,040)	2.50	-	-
Exercised	(6,125)	5.00	--
Cancelled/expired	-	-	--
Balance outstanding - End of year	2,108,227	5.67	441,278	2.17

Share purchase warrants outstanding as at June 30, 2007.

	Warrants outstanding	Weighted average	Weighted average
Prices	and exercisable	exercise price	remaining contractual life
$		$	(years)

5.00	223,538	5.00	0.98
5.75	1,884,689	5.75	2.48
	2,108,227	5.67	2.32

During the year ending June 30, 2007, the Company issued 2,114,352 share purchase warrants. Assumptions used in the pricing model are as provided below.

The fair values of warrants granted have been estimated using an option pricing model which is based on the Black-Scholes option pricing model.

	2007	2006

Risk-free interest rate	3.95% - 4.64%	3.15% - 4.28%
Expected life	1.5 - 3 years	1 year
Expected volatility	50%	55% - 75%
Expected dividends	-	-

c) Stock options

The Company has a stock option plan (the “Plan”) that was approved by the Company’s shareholders on January 9, 2006. It allows the Company to grant up to 10% of the issued and outstanding common shares at the time of the grant. Options have a maximum term of seven years.

For the year ended June 30, 2007, the Company has included in stock-based compensation under shareholders’ equity a charge of $2,522,000 (2006 - $1,825,000) for the 1,137,500 stock options granted to directors, employees and non-employees in accordance with Company accounting policy, of which $2,213,000 (2006 -$1,567,000) has been expensed and $309,000 (2006 - $258,000) has been included in mineral property expenditures (note 4). The initial fair value of all outstanding stock options as at June 30, 2007 is $4,567,000 (2006 - $2,206,000).

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted during the year.

A summary of the Company’s stock option changes during the years ended June 30, 2007 and 2006 is as follows:

		2007		2006
	Number of	Weighted average	Number of	Weighted average
	stock options	exercise price	stock options	exercise price
		$		$

Balance - Beginning of year	2,345,000	1.96	1,025,000	0.80
Granted	852,500	4.99	250,000	1.50
Granted	110,000	5.90	1,120,000	3.08
Granted	100,000	6.11	-	-
Granted	75,000	5.38	-	-
Exercised	(30,000)	0.80	(50,000)	0.80
Exercised	(45,000)	1.50	-	-
Exercised	(76,500)	3.08	-	-
Expired	-	-	-	-
Balance - End of year	3,331,000	3.06	2,345,000	1.96

Alexco Resource Corp.  The Financial Picture

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2007.

	Stock options
	outstanding and	Weighted average	Weighted average
Prices	exercisable	exercise price	years to expiry
$		$

0.80	945,000	0.80	5.21
1.50	205,000	1.50	5.72
3.08	1,043,500	3.08	6.14
4.99	852,500	4.99	6.78
5.38	75,000	5.38	6.93
5.90	110,000	5.90	6.93
6.11	100,000	6.11	6.99
	3,331,000	3.06	5.84

The fair values of options granted have been estimated using the Black-Scholes option pricing model. During the year ended June 30, 2007, the Company issued 1,137,500 stock options. Assumptions used in the pricing model are as provided below:

	2007	2006

Risk-free interest rate	3.85% - 3.99%	3.87% - 4.13%
Expected life	4 years	4 years
Expected volatility	50%	55% - 75%
Expected dividends	-	-

d) Common shares held in escrow

Under Canadian Securities requirements, National Policy 46-201 “Escrow for Initial Public offerings”, securities held by principals are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Common shares and stock options issued to directors, officers and significant shareholders prior to the initial public offering on January 26, 2006 were required to be held in escrow prior to Alexco being listed on the Toronto Stock Exchange. Release of common shares and stock options is without any conditions and is scheduled bi-annually with the last release on July 26, 2007.

	2007	2006

Common shares	2,098,694	6,296,083
Stock options	900,000	900,000
	2,998,694	7,196,083

10. Related party transactions

a) The Company recorded $273,000 (2006 - $338,000) in contractors expenses and the purchase of mobile equipment from Asset Liability Management Ltd. (“ALM”). At June 30, 2007, accounts payable and accrued liabilities include $nil (2006 - $43,000) owing to ALM.

b) The Company recorded $946,000 (2006 - $470,000) in technical service fees capitalized to mineral property and deferred exploration costs from NovaGold Resources Inc. (“NovaGold”), which is related since NovaGold has significant influence over Alexco. At June 30, 2007, accounts payable and accrued liabilities include $91,000 (2006 - $161,000) due to NovaGold. The Company also privately sold 1,048,500 Units to NovaGold as part of the December 21, 2006 financing (note 9).

c) The Company recorded $83,000 in rental fees as the result of a rental agreement with Access Field Services. At June 30, 2007, accounts payable and accrued liabilities include $nil.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

11. Commitments

The Company has entered into various lease contracts for office space, motor vehicles and office equipment with various terms expiring over five years.

Required minimum payments as at June 30, 2007, are as follows:

$

2008	252
2009	226
2010	223
2011	222
2012	96
Thereafter	-
1,019

The Company has shares held in escrow that are issuable to certain employees contingent on certain earning targets being met (note 9).

12. Supplementary cash flow information

	Year ended June 30
	2007	2006
	$	$

Cash received for interest	743	168

Non-cash financing and investing transactions
Shares issued for patents and contracts	1,645	31
Shares issued for Access acquisitions	1,000	-
Keno Hill purchas	8,234	-
Share issue costs	(3,934)	-
Shares issued for property purchase	300	-
Increase in accounts payables and accrued liabilities related to mineral properties	1,377	-
Fair value for shares issued from exercised warrants	425	-
Fair value for shares issued from exercised to stock options	161	-
Fair value of warrants issued from private placements	(2,904)	-

13. Segmented information

The Company’s two operating segments are exploration and development of mineral properties and consulting services in the reclamation and remediation fields.

			Year ended June 30, 2007
	Consulting services	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	4,053	-	-	4,053
Interest revenue	88	-	1,187	1,275
Expenses	2,736	-	6,479	9,215
Amortization	597	-	-	597
Segment earnings (loss) before income taxes	808	-	(5,292)	(4,484)
Total assets	17,663	29,083	23,054	69,800

Alexco Resource Corp.  The Financial Picture

			Year ended June 30, 2006

	Consulting services	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	537	-	-	537
Interest revenue	254	-	65	319
Expenses	609	78	2,473	3,160
Amortization	280	91	11	382
Segment loss before income taxes	(98)	(169)	(2,419)	(2,686)
Total assets	4,314	15,267	23,114	42,694

Significantly all of the Company’s property, plant and equipment is located and significantly all of its revenue is earned in Canada. Goodwill has been allocated to the exploration segment.

The Company recorded revenue from two customers representing 10% or more of total sales in the amounts of $1,361,000 and $467,000 for 2007 (2006 - from three customers: $200,000, $152,000 and $144,000). In aggregate these customers accounted for 45% of the Company’s total revenue.

14. Income taxes

The provision for (recovery of) income taxes comprises the following elements:

Year ended June 30, 2007
$
Current
Provision for current income taxes	212
Future
Recovery of future income taxes	(2,208)
(1,996)

The Company’s effective tax rate differs from the amount obtained by applying the statutory rate due to the following:

	Year ended June 30
	2007	2006

Statutory tax rate	38.12%	37.12%
	$	$

Recovery of income taxes based on statutory tax rate	(1,709)	(997)
Permanent differences
Non-deductible items	911	545
Tax benefits of share issuance costs not being recognized	-	494
Reversal of valuation allowance	(1,513)	-
Benefit for changes in tax rates	42	-
Other	273	(42)
	(1,996)	-

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities are as follows:

	Year ended June 30
	2007	2006
	$	$

Future income tax assets
Losses carry-forward	953	393
Mineral property interest	50	134
Property, plant and equipment	236	81
ARO and other reclamation liability	3,077	2,927
Share issuance costs	654	494
Other deductible temporary differences	5	91
Total future tax assets	4,975	4,120
Valuation allowance	(54)	(1,567)
Net future income tax assets	4,921	2,553
Future income tax liabilities
Mineral property interest	(7,676)	(3,279)
Other taxable temporary differences	-	(52)
Future income tax liabilities	(7,676)	(3,331)
Net future income tax liabilities	(2,755)	(778)

15. Amortization

	Year ended June 30
	2007	2006
	$	$

Property, plant and equipment	224	102
Intangible assets	373	280
	597	382

Alexco Resource Corp.  The Financial Picture

16. Significant differences between Canadian and United States accounting principles

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“US GAAP”). The effect of the principle measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

US GAAP reconciliation

	Year ended June 30
	2007	2006
	$	$

Consolidated balance sheets
Total assets reported under Canadian GAAP	69,800	42,694
Mineral properties and deferred costs - exploration (a)	(15,843)	(2,196)

Total assets under US GAAP	53,957	40,498

Total liabilities reported under Canadian GAAP	15,822	11,779
Exploration (a)	(1,200)	-
Future income tax liability - flow-through share premium (b)	(1,977)	596

Total liabilities under US GAAP	12,645	12,375

Total shareholders’ equity reported under Canadian GAAP	53,978	30,915
Exploration (a)	(14,176)	(2,196)
Flow-through shares (b)	1,510	(596)

Total shareholders’ equity under US GAAP	41,312	28,123

Consolidated statement of operations
Loss for the year reported under Canadian GAAP	(2,488)	(2,686)
Exploration (a)	(12,129)	(2,160)
Income tax expense (b)	(648)	-

Loss and comprehensive loss for the year under US GAAP	(15,265)	(4,846)

Net loss per common shares - US GAAP
Basic and diluted	(0.49)	(0.27)

Consolidated statements of cash flows
Cash flows used in operating activities reported under Canadian GAAP	(3,029)	(818)
Exploration	(10,231)	(2,163)

Cash flows used in operating activities under US GAAP	(13,260)	(2,981)

Cash flows used in investing activities reported under Canadian GAAP	(11,925)	(12,071)
Exploration	10,231	2,163

Cash flows used in investing activities under US GAAP	(1,694)	(9,908)

a) Exploration and development costs

Under US GAAP, the Company would be required to expense as incurred, the exploration and development costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

b) Flow-through shares

As discussed in note 9(a), on April 13, 2006 the Company issued 1,702,128 flow-through common shares at $2.35 per share. The premium of $0.35 per share or $596,000 is required to be recorded as a future income tax liability under US GAAP.

On December 21, 2006, the Company issued 1,217,400 flow-through common shares at $5.75 per share. The Company renounced the income tax deductions in 2007 for all the flow through shares. The Company recorded a future income liability with a corresponding reduction in capital stock under Canadian GAAP. For US GAAP purposes the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense.

Impact of recent United States accounting pronouncements

a) In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 excludes income taxes from FASB 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to FASB 109, Accounting for Income Taxes. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings/deficit. The cumulative effect adjustment would not apply to those items that would not have been recognized in earnings, such as the effect of adopting FIN 48 on tax positions related to business combinations. The Company is presently evaluating the impact of this interpretation on the Company’s consolidated financial statements.

b) In September 2006, the FASB issued SFAS 157, Fair Value Measurements which provides enhanced guidance for using fair value to measure assets and liabilities and provides expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value; however, it does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company is presently evaluating the impact of this standard on the Company’s consolidated financial statements.

17. Subsequent event

On September 20, 2007, the Company began trading of its common shares on the American Stock Exchange under the symbol “AXU”.

CORPORATE HEADQUARTERS
Suite 1920 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4

Tel. 604-633-4888
Fax. 604-633-4887
Email. info@alexcoresource.com
Website. www.alexcoresource.com

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TSX: AXR
AMEX: AXU